SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No.)*

Gain Capital Holdings, Inc.
(Name of Issuer)

Common Stock, $0.00001 Par Value Per Share
(Title of Class of Securities)

36268W100
(CUSIP Number)

Alan Weber 5 Evan Place Armonk, NY 10504 (646) 442-6701
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

 (Page 1 of 9 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 36268W100	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
JB Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,878,807

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,878,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,878,807

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 36268W100	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
Alan Weber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,000

	8	SHARED VOTING POWER
2,878,807

	9	SOLE DISPOSITIVE POWER
15,000

	10	SHARED DISPOSITIVE POWER
2,878,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,893,807

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, IA, HC

SCHEDULE 13D
CUSIP No. 36268W100	Page 4 of 9 Pages

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $0.00001 par value (the "Common Stock"), of Gain Capital Holdings, Inc. (the "Issuer"). The address of the Issuer's principal executive office is Bedminster One, 135 Route 205/206, Bedminster NJ 07921.

Item 2.	Identity and Background

(a), (b), (c) and (f).  This Statement is filed on behalf of the following two persons, who are collectively referred to as the “Reporting Persons”:

1.
JB Capital Partners, L.P. (“JB Capital”) is a limited partnership formed under the laws of the State of Delaware. Its business address is 5 Evan Place, Armonk, New York 10504.  JB Capital's principal business is making investments in marketable securities.

2.
Alan W. Weber (“Weber”) is a United States citizen. His business address is 5 Evan Place, Armonk, New York 10504. Mr. Weber's principal business is acting as an investment adviser and as the general partner of JB Capital. By virtue of his position with JB Capital, Mr. Weber has the power to vote and dispose of the Common Stock owned by JB Capital.

(d) and (e).  None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 2,893,807 shares of Common Stock beneficially held by JB Capital and Mr. Weber is $18,340,088 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by JB Capital and Mr. Weber were paid for using its working capital, and personal funds, respectively.

Item 4.	Purpose of Transaction

(a)-(j).  The Common Stock has been acquired by the Reporting Persons for investment purposes.

On February 27, 2020, the Issuer announced it would be acquired by merger with a subsidiary of INTL FCStone Inc. at $6.00 per share in cash.  The Reporting Persons believe the merger price should be increased by at least $2.00 per share (to $8.00 or more per share) to reflect the improved results (as evidenced by higher adjusted EBITDA and net income) of the Issuer starting on February 27, 2020.

SCHEDULE 13D
CUSIP No. 36268W100	Page 5 of 9 Pages

In its Current Report on Form 8-K dated April 10, 2020, the Issuer reported that for the period commencing on February 27, 2020 (the first trading day since the signing of the merger agreement) through March 31, 2020 volatility increased very significantly as compared with both the period commencing on January 1, 2020 through February 26, 2020 (the pre-signing period) and the first quarter of 2019.  As a consequence of the volatility, for the period commencing on February 27, 2020 through March 31, 2020 (the post-signing period) adjusted EBITDA was $90.5 million and net income was $65.5 million.  In the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (“Commission”) on April 10, 2020, the Issuer’s management projected (January 2020 projections) adjusted EBITDA of $37 million for the entire year 2020.  The Issuer reported, in a press release dated February 27, 2020 and filed with the Commission on a Current Report on Form 8-K dated such date, 2019 adjusted EBITDA of negative $4.6 million.  In a little over one month since the signing of the merger agreement, the Issuer’s adjusted EBITDA is almost three times the combined adjusted EBITDA for 2019 and the projected adjusted EBITDA for 2020.    The Reporting Persons believe that the increase in cash generated and net income of the Issuer since February 27, 2020 (until the merger closes) belongs to the current (pre-acquisition) stockholders of the Issuer.  The Reporting Persons estimate that net income for the post-signing period was almost $2 per share.  Accordingly, with the volatility already seen in April 2020, the Reporting Persons estimate that the Issuer will gain at least $2 per share in net income prior to the closing of the merger transaction.  Accordingly, the Reporting Persons believe that the Board of Directors must negotiate a merger price of $8.00 or more per share to reflect the performance of the Issuer since February 26, 2020.

The Reporting Persons may acquire additional shares of Common Stock, dispose all or some of these shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of April 22, 2020, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares of Common Stock	Number of Shares of Common Stock: Sole Power to Vote or Dispose	Number of Shares of Common Stock: Shared Power to Vote or Dispose	Approximate Percentage*

Weber (1)(2)	2,893,807	15,000	2,878,807	7.72%
JB Capital (1)(2)	2,878,807	0	2,878,807	7.68%

* Based on 37,505,756 shares of Common Stock, $0.00001 par value per share, outstanding as of March 9, 2020 as disclosed in the Issuer's Annual Report on Form 10-K for fiscal year end December 31, 2019 filed with the Commission on March 16, 2020.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially held by the other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Mr. Weber shares with JB Capital the power to vote or direct the vote, and shares the power to dispose or to direct the disposition, of 2,564,966 shares of Common Stock owned by JB Capital.

SCHEDULE 13D
CUSIP No. 36268W100	Page 6 of 9 Pages

(c) The table below lists all the transactions in the Issuer's Common Stock in the past sixty days by the Reporting Persons.  All such transactions were made by JB Capital in the open market.

Transactions in Shares Within the Past Sixty Days

Party	Date of Purchase/Sale	Number of Common Stock	Buy/Sell	Price Per Unit

JB Capital	4/13/2020	250,000	Buy	$5.92
JB Capital	4/14/2020	205,300	Buy	$5.96
JB Capital	4/15/2020	210,000	Buy	$5.97
JB Capital	4/16/2020	250,000	Buy	$5.96
JB Capital	4/17/2020	200,000	Buy	$5.96
JB Capital	4/20/2020	200,000	Buy	$5.97
JB Capital	4/21/2020	100,000	Buy	$5.94
JB Capital	4/22/2020	213,841	Buy	$5.98

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of April 22, 2020 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

The following documents are filed herewith:

1.	Joint Filing Agreement dated as of April 22, 2020 by and between Alan Weber and JB Capital Partners, LP.

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SCHEDULE 13D
CUSIP No. 36268W100	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	April 22, 2020

JB Capital Partners, LP

/s/ Alan Weber	By:	/s/ Alan Weber
Alan Weber		Name: Alan Weber
Title: General Partner

SCHEDULE 13D
CUSIP No. 36268W100	Page 8 of 9 Pages

Exhibit Index

The following documents are filed herewith:

	Exhibit	Page

(1)	Joint Filing Agreement dated as of April 22, 2020 by and between Alan Weber and JB Capital Partners, LP.	Page 9

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